SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 19, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

R.V.B. Holdings Ltd. (the “Company”) hereby announces that its Chief Executive Officer, Mr. Ofer Sandelson, has notified the Company on November 18, 2012, that he has decided to terminate his employment with the Company and with its subsidiary company E.E.R Environmental Energy Resources (Israel) Ltd. (“EER”). In accordance with Mr. Sandelson employment agreement with the Company and EER, he may terminate his employment upon three months prior notice. The Company will begin the process of recruiting a suitable candidate for the CEO position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)
By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: November 19, 2012